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Exhibit 12.1
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions, except ratios)

                                                                                                                 Nine Months
                                                                                                                    Ended
                                                                       Year Ended November 30,                    August 31,
                                                         ---------------------------------------------------     -----------
                                                                                                   Pro Forma
                                                          1998    1999    2000     2001     2002     2002           2003
                                                          ----    ----    ----     ----     ----     ----           ----
   Pre-tax income (loss) from continuing operations      $70.4   $58.5   $ 7.3   $(10.9)   $ 7.5    $(3.5)        $(22.5)

   Adjustment for income or loss from equity investees       -       -    (0.6)    (1.0)    (1.0)    (1.0)           0.7
                                                         -------------------------------------------------       --------
   Pre-tax income (loss) from continuing operations
     before adjustment for minority interests in         $70.4   $58.5   $ 6.7   $(11.9)   $ 6.5    $(4.5)        $(21.8)
     consolidated subsidiaries or income or loss from
     equity investees

   Less: Capitalized interest                             (0.1)   (0.3)   (0.4)    (0.4)       -        -              -

   Amortization of interest previously capitalized           -       -       -        -      0.1      0.1              -
                                                         -------------------------------------------------       --------

   Adjusted pre-tax income (loss) from continuing
     operations before adjustment for minority interests
     in consolidated subsidiaries or income or loss
     from equity investees                               $70.3   $58.2   $ 6.3   $(12.3)   $ 6.6    $(4.4)        $(21.8)
                                                         =================================================       ========
   Fixed Charges:
     Interest expense, including capitalized interest    $ 8.0   $18.9   $15.1   $ 14.4    $ 8.1    $20.5         $ 10.2
     Amortization of debt issuance costs                     -     0.1     0.3      0.6      1.0      1.1            1.3
     Imputed interest portion of rent expense              1.3     2.0     2.3      2.8      2.7      2.7            1.2
                                                         -------------------------------------------------       --------
   Total Fixed Charges                                   $ 9.3   $21.0   $17.7   $ 17.8    $11.8    $24.3         $ 12.7
                                                         =================================================       ========

   Pre-tax income (loss) from continuing operations
     before adjustment for income from equity investees
     plus fixed charges                                  $79.6   $79.2   $24.0   $  5.5    $18.4    $19.9         $ (9.1)
                                                         =================================================       ========

   Ratio of Earnings to Fixed Charges - a                  8.6     3.8     1.4        -      1.6        -              -
                                                         =================================================       ========

a For fiscal 2001, the ratio was less than 1.0x and was deficient by $12.3 million. For pro forma fiscal 2002, the ratio was less than 1.0x and was deficient by $4.4 million. For the nine-month period ended August 31, 2003, the ratio was less than 1.0x and was deficient by $21.8 million.